Exhibit 99.1

Arbitration Concludes Favourably For TransAlta Regarding the Sundance B and C Power Purchase Arrangements Termination Payment

CALGARY, Aug. 26, 2019 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA; NYSE: TAC) announced today that it was successful in its arbitration with the Balancing Pool for the remaining payment related to the termination of the Sundance B and C Power Purchase Arrangements ("PPA").  As a result of the arbitration decision, the Company will receive the full amount it had been seeking to recover, being equal to $58.8 million (including GST payable) from the Balancing Pool, plus interest.  This payment relates to TransAlta's historical investments in certain mining and corporate assets that the Company believed should have been included in the net book value calculation of the PPA's that had been disputed by the Balancing Pool.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com

Forward Looking Information

This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "may", "will", "should", "estimate", "intend" or other similar words). Specifically, this news release contains forward-looking information with respect to, among other things, the ability of the Company to recover the $58.8 million from the Balancing Pool.  All forward-looking information reflect the Company's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this press release. TransAlta undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from those in the forward-looking information, refer to the Company's Annual Report and Management's Discussion and Analysis filed under the Company's profile on SEDAR at www.sedar.com  and with the U.S. Securities and Exchange Commission at www.sec.gov.

View original content:http://www.prnewswire.com/news-releases/arbitration-concludes-favourably-for-transalta-regarding-the-sundance-b-and-c-power-purchase-arrangements-termination-payment-300906653.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/August2019/26/c0597.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 26-AUG-19